Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2019

AZOUR, Israel – March 4, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2019.

Highlights of full year 2019
•	Number of subscribers increased to 1,781,000 at year-end;
•	Revenue of $279.3 million;
•	Adjusted EBITDA of $76.7 million;
•	Generated $59.7 million in full year operating cash flow;
•	Total dividends of $20 million declared to shareholders for 2019;

Highlights of the fourth quarter of 2019
•	Revenue of $65.5 million;
•	Adjusted EBITDA of $16.5 million;
•	Generated $17.0 million in quarterly operating cash flow;
•	Dividend of $5 million declared for the quarter;
•	Net increase in aftermarket subscribers of 22,000;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with the growth of 22,000 aftermarket subscribers in the quarter, which for the last three quarters now, has been at our longer-term expected growth rate. We expect that this continued recovery in the aftermarket subscriber growth will translate into continually improving operating results on a sequential basis throughout 2020.”

Continued Mr. Sheratzky, “Our OEM segment has been weak due to the difficult environment that the car manufacturers in Brazil and Argentina have faced throughout 2019. However, looking ahead to 2020, we believe the fourth quarter represents the bottom and we now expect to resume sequential growth in our results. This is due to the steps we have taken in reducing expenses in Brazil and Argentina, as well as the growth we expect in some of our other countries including Mexico, Ecuador and Columbia.”

The results include the consolidated non-GAAP financial results of Ituran, which exclude revenues and costs related to the purchase price allocation. For further details with regard to the reconciliation between the non-GAAP and GAAP results please see the financial tables with the press release.

Fourth Quarter 2019 Results

Revenues for the fourth quarter of 2019 were $65.5 million. Non-GAAP revenues for the quarter were $66.2 million, representing a decrease of 17% compared with Non-GAAP revenues of $79.4 million in the fourth quarter of 2018.

76% of revenues were from location-based service subscription fees and 24% were from product revenues.

Non-GAAP revenues from subscription fees were $50.3 million, representing a decrease of 9% over the same period last year.

The subscriber base amounted to 1,781,000 as of December 31, 2019, the same level as at the end of the prior quarter. During the fourth quarter, Ituran added 22,000 aftermarket subscribers, while the OEM subscriber base declined by 22,000.

Product revenues were $15.8 million, representing a decrease of 34% compared with the same period last year.

Gross profit for the fourth quarter was $30.5 million (46.6% of revenues). Non-GAAP gross profit for the quarter was $31.2 million (47.1% of revenues). This represents a decrease of 22% compared with Non-GAAP gross profit of $39.8 million (50.1% of revenues) in the fourth quarter of 2018.

The non-GAAP gross margin in the fourth quarter on subscription fees was 55.0% compared with 56.0% in the same period last year. The lower margin was due to the lower level of revenue as well as a decrease in the gross margin from Brazil and Argentina.

The non-GAAP gross margin in the quarter on products was 22.2% compared with 36.7% in the same period last year. The variance in the gross margin between quarters was due to the product mix sold during the various periods.

Operating loss for the quarter was $16.4 million, which includes an impairment loss of $26.2 million related to the acquisition of Road Track Holdings, which was acquired in the third quarter of 2018. Excluding this impairment loss, the operating profit would have been $9.8 million (15.0% of revenues). It is important to note that this impairment is a non-cash charge.

Non-GAAP operating profit for the fourth quarter was $11.8 million (17.8% of revenues). This is a 38% decrease compared with  Non-GAAP operating profit of $19.0 million (23.9% of revenues) in the fourth quarter of 2018.

Adjusted EBITDA for the fourth quarter was $16.6 million (25.0% of revenues), a decrease of 34% compared to $25.2 million (31.7% of revenues) in the fourth quarter of 2018. Similar to that of the prior quarters in 2019, the decline was fully due to the decline in the OEM business.

GAAP net loss in the fourth quarter of 2019 was $15.3 million or loss per share of $0.73.

Net income on a non-GAAP basis in the fourth quarter of 2019 was $6.6 million (9.9% of revenues) or fully diluted earnings per share of $0.31. This is a 45% decrease compared to non-GAAP net income of $12.0 million (15.0% of revenues) or fully diluted earnings per share of $0.56.

Ituran reported a net impermanent loss related to the acquisition of Road Track Holdings, amounting to $20.2 million.

Cash flow from operations for the fourth quarter was $17.0 million.

Full Year Results
Revenues for 2019 were $279.3 million. Non-GAAP revenues for the year were $283.0 million representing an increase of 12% compared with Non-GAAP revenues of $253.6 million in 2018.

The higher average level of the US dollar exchange rate versus the Brazilian real and the Argentinean peso, during the 2019 versus 2018 reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, non-GAAP revenue grew 16% year over year.

74% of non-GAAP revenues were from location-based service subscription fees and 26% were from non-GAAP product revenues.

Non-GAAP revenues from subscription fees were $208.4 million, representing an increase of 15% over the same period last year. In local currency terms, subscription fees grew 21% over the same period last year.

The subscriber base amounted to 1,781,000 as of December 31, 2019, an increase of 12,000 over December 31, 2018. During 2019, the OEM subscriber base declined by 58,000, while the retail aftermarket subscriber base increased by 70,000, which increased at a rate of 20,000 or more in the past three quarters.

Product revenues were $74.6 million, representing an increase of 4% compared with the same period last year.

Gross profit for the year was $130.5 million (46.7% of revenues). Non-GAAP gross profit for the year was $134.4 million (47.5% of revenues). This represents an increase of 4% compared with Non-GAAP gross profit of $129.1 million (50.9% of revenues) in 2018.

The non-GAAP gross margin for the year on subscription fees was 56.7% compared with 61.3% last year. The lower margin was due a decrease in the gross margin on the OEM business in Brazil and Argentina throughout 2019.

The non-GAAP gross margin in the year on products was 21.7% compared with 24.7% last year. The variance in the gross margin between quarters was due to the product mix sold during the year.

Operating profit for 2019 was $22.7 million (8.1% of revenues). The GAAP operating profit includes an impermanent loss amounting to $26.2 million, related to the acquisition of Road Track Holdings, which was acquired in the third quarter of 2018.  Excluding this impairment, the operating profit would have been $48.9 million.

Non-GAAP operating profit for 2019 was $57.1 million (20.2% of revenues). This is compared with Non-GAAP operating profit of $63.3 million (25.0% of revenues) in 2018. In local currency terms, the non-GAAP operating profit decreased by 4% compared with that of last year.

Adjusted EBITDA for the year was $76.7 million (27.1% of revenues), a decrease of 3% compared to $79.2 million (31.2% of revenues) in 2018. In local currency terms, the adjusted EBITDA increased by 3% year-over-year.

Net income in 2019 was $6.9 million (2.5% of revenues) or fully diluted earnings per share of $0.33. Net income on a non-GAAP basis was $33.3 million (11.8% of revenues) or fully diluted earnings per share of $1.58.

Net income in 2018 was $60.7 million (24.0% of revenues) or fully diluted earnings per share of $2.88. It is noted that the net income in 2018 included a one-time other income of $13.8 million (net of transaction related expenses), related to an accounting gain from an acquisition following the gain of control of Ituran’s joint venture with Road Track Holdings, which under GAAP rules was revalued to market value. The net income on a non-GAAP basis in 2018 was $47.8 million (18.8% of revenues) or fully diluted earnings per share of $2.27.

Cash flow from operations for the year was $59.7 million.

As of December 31, 2019, the Company had cash, including marketable securities, of $54.3 million and debt of $67.9 million, amounting to a net debt of $13.6 million. This is compared with cash, including marketable securities, of $53.3 million and debt of $73.2 million, amounting to a net debt of $19.9 million, as of December 31, 2018.

Dividend
For the fourth quarter of 2019, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.
Share Buy Back
On May 21, 2019, the board of directors approved a share buyback program, which Ituran has commenced. Under the program, the Company is able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020.
As of December 31, 2019, Ituran had repurchased a total of 227,800 shares amounting to approximately $6.0 million.

Conference Call Information

The Company will also be hosting a conference call later today, March 4, 2020 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

  ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2019

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2019

Table of Contents

Page

Condensed Consolidated Interim Financial Statements:
Balance Sheets	2-3
Statements of Income	4
Reconciliation of NON-GAAP results	5-6
Statements of Cash Flows	7-8

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2019	2018

Current assets
Cash and cash equivalents	53,964	51,398
Investments in marketable securities	358	1,897
Accounts receivable (net of allowance for doubtful accounts)	45,090	54,261
Other current assets	49,201	52,983
Inventories	25,537	28,367
	174,150	188,906

Long-term investments and other assets
Investments in affiliated companies	1,666	4,872
Investments in other companies	3,260	2,772
Other non-current assets	3,365	3,222
Deferred income taxes	10,385	12,127
Funds in respect of employee rights upon retirement	11,476	9,497
	30,152	32,490

Property and equipment, net	48,866	50,460

Operating lease right-of-use assets, net	12,626	-

Intangible assets, net	23,355	39,040

Goodwill	50,086	62,896

Total assets	339,235	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(in thousands)	2019	2018

Current liabilities
Credit from banking institutions	18,110	10,559
Accounts payable	22,656	23,987
Deferred revenues	29,146	37,671
Operating lease liabilities, current	1,787	-
Other current liabilities	29,366	32,475
	101,065	104,692

Long-term liabilities
Long term loan	49,803	62,622
Liability for employee rights upon retirement	17,000	14,801
Provision for contingencies	140	201
Deferred income taxes	2,867	6,458
Deferred revenues	9,763	8,221
Operating lease liabilities, non-current	10,839	-
Others non-current liabilities	101	325
Obligation to purchase non-controlling interests	11,743	16,272
	102,256	108,900

Stockholders’ equity	129,330	153,693
Non-controlling interests	6,584	6,507
Total equity	135,914	160,200

Total liabilities and equity	339,235	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands except per share data)	2019	2018	2019	2018

Revenues:
Telematics services	204,728	181,357	49,642	55,042
Telematics products	74,604	71,978	15,849	24,123
	279,332	253,335	65,491	79,165

Cost of revenues:
Telematics services	90,158	70,329	22,661	24,335
Telematics products	58,656	55,678	12,338	16,779
	148,814	126,007	34,999	41,114

Gross profit	130,518	127,328	30,492	38,051
Research and development expenses	13,913	6,223	3,578	2,496
Selling and marketing expenses	12,778	11,340	3,185	2,917
General and administrative expenses	55,166	47,693	14,011	14,308
Impairment of goodwill	12,292	-	12,292	-
Impairment of intangible assets and Other expenses (income), net	13,715	(306)	13,787	2
Operating income (loss)	22,654	62,378	(16,361)	18,328
Other income (expenses), net	(26)	13,138	11	(695)
Financing income (expenses), net	576	717	3,277	(1,417)
Income (loss) before income tax	23,204	76,233	(13,073)	16,216
Income tax expenses	(12,234)	(17,273)	(1,365)	(4,857)
Share in gains (losses) of affiliated companies ,net	(3,203)	4,219	(422)	351
Net income (loss) for the period	7,767	63,179	(14,860)	11,710
Less: Net income (loss) attributable to non-controlling interest	(878)	(2,504)	(401)	(380)
Net income (loss) attributable to the Company	6,889	60,675	(15,261)	11,330

Basic and diluted earnings (loss) per share attributable to Company’s stockholders	0.33	2.88	(0.73)	0.53

Basic and diluted weighted average number of shares outstanding (in thousands)	21,037	21,077	20,875	21,342

ITURAN LOCATION AND CONTROL LTD.

RECONCILIATION OF NON-GAAP RESULTS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2019	2018	2019	2018

GAAP Revenues	279,332	253,335	65,491	79,165
Valuation adjustment on acquired deferred revenue	3,676	263	687	263
Non –GAAP revenue	283,008	253,598	66,178	79,428

GAAP gross profit	130,518	127,328	30,492	38,051
Gross profit adjustment	3,896	1,773	687	1,773
Non –GAAP gross profit	134,414	129,101	31,179	39,824

GAAP operating income (loss)	22,654	62,378	(16,361)	18,328
Impairment of goodwill and other intangible assets	26,154	-	26,154	-
Amortization of other intangible assets	8,315	936	1,961	626
Non-GAAP operating income	57,123	63,314	11,754	18,954

Depreciation and amortization	19,607	15,917	4,797	6,261
Adjusted EBITDA	76,730	79,231	16,551	25,215

Net income (loss) attribute to the company's shareholders	6,889	60,675	(15,261)	11,330
Impairment of goodwill and other intangible assets, net	20,188	-	20,188	-
Operation income adjustment	8,315	936	1,961	626
Other adjustments, net	(2,112)	(13,833)	(336)	-
Non-GAAP net income attributable to Iturans' shareholders	33,280	47,778	6,552	11,956

ITURAN LOCATION AND CONTROL LTD.

Summary of NON –GAAP Financial Information

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands except per share data)	2019	2018	2019	2018

revenue	283,008	253,598	66,178	79,428
Gross profit	134,414	129,101	31,179	39,824
Operation income	57,123	63,314	11,754	18,954
Net income attribute to shareholders	33,280	47,778	6,552	11,956
Adjusted EBITDA	76,730	79,231	16,551	25,215

Basic and diluted earnings per share	1.58	2.27	0.31	0.56

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2019	2018	2019	2018
Cash flows from operating activities
Net income for the period	7,767	63,179	(14,860)	11,710
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	22,843	14,608	5,633	4,642
Interest on long term credit	26	88	3	88
Loss (gains) in respect of trading marketable securities	241	(166)	31	155
Increase (decrease) in liability for employee rights upon retirement	1,094	491	(200)	201
Share in losses in (gains of) affiliated company, net	3,203	(4,219)	422	(351)
Deferred income taxes	(1,590)	2,346	(1,842)	935
Capital (gain) losses on sale of property and equipment, net	112	85	65	(22)
Capital gain on acquisition of non-controlling interests	-	(14,677)	-	-
Decrease in accounts receivable	10,704	6,182	4,178	8,313
Decrease (increase) in other current and non-current assets	1,365	(10,656)	250	(5,391)
Decrease in inventories	3,815	3,580	197	6,432
Increase (decrease) in accounts payable	(1,125)	(3,837)	2,434	(4,028)
Increase (decrease) in deferred revenues	(7,392)	(3,479)	(302)	(1,414)
Increase (decrease) in obligation for purchase non-controlling interests	(3,215)	519	(4,182)	519
Operating lease right-of-use assets	4,140	-	1,885	-
Operating lease liabilities	(4,140)	-	(1,885)	-
Impairment of goodwill and other intangible	12,292	-	12,292	-
Impairment of other intangible assets	13,862	-	13,862	-
Increase (decrease) in other current and non-current liabilities	(4,323)	(780)	(982)	(3,245)
Net cash provided by operating activities	59,679	53,264	16,999	18,544

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(1,191)	(576)	(74)	(204)
Capital expenditures	(18,310)	(21,744)	(4,652)	(6,433)
Acquisition of subsidiary (Appendix A)	-	(68,969)	-	-
Investments in affiliated companies	(55)	(1,250)	-	-
Investments in other companies	(229)	(1,517)	(100)	(420)
Repayment of loans from affiliated companies	-	7,317	-	-
Proceed from (repayment of) long term deposit	(16)	10	67	185
Sale of (investment in) marketable securities	1,298	1,494	(156)	66
Proceeds from sale of property and equipment	216	381	13	40
Net cash used in investment activities	(18,287)	(84,854)	(4,902)	(6,766)

Cash flows from financing activities
Repayment of long term credit	(8,938)	(7,994)	(4,502)	(7,994)
Receipt of long term credit from bank institution	-	81,695	-	-
Short term credit from banking institutions, net	(2,167)	(1,004)	(2,554)	(970)
Acquisition of company shares purchased by a wholly owned subsidiary	(6,001)	-	(2,500)	-
Dividend paid	(19,848)	(20,219)	(5,050)	(5,122)
Dividend paid to non-controlling interest	(1,973)	(2,709)	(416)	(1,192)
Net cash provided by (used in) in financing activities	(38,927)	49,769	(15,022)	(15,278)
Effect of exchange rate changes on cash and cash equivalents	101	(3,687)	635	(845)
Net Increase (decrease) in cash and cash equivalents	2,566	14,492	(2,290)	(4,345)
Balance of cash and cash equivalents at beginning of period	51,398	36,906	56,254	55,743
Balance of cash and cash equivalents at end of period	53,964	51,398	53,964	51,398

Supplementary information on financing and investing activities not involving cash flows:

During the years, 2019 and 2018, the Company purchased property and equipment in an amount US$ 166 thousand and US$ 11 thousand, respectively, using a directly related liability.

In November 2019 the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in January 2020

ITURAN LOCATION AND CONTROL LTD.

Appendix A -  Acquisitions of a subsidiary

US dollars
Year ended December 31,
(in thousands)	2018

Working capital (excluding cash and cash equivalents), net	2,084
Related parties	2,855
Intangible assets, net (*)	38,583
Property and equipment , net	11,014
Liability for employee rights upon retirement	(1,337)
Goodwill (*)	66,380
Consideration paid by issues of treasury stock	(12,038)
Deferred income taxes	4,585
Other non-current assets	2,132
Previous investments in acquired companies	(24,734)
Deferred revenues	(4,411)
Obligation to purchase non-controlling interests(*)	(16,144)

Net cash used to pay for the Acquisition	68,969

(*) based on provisional measurement